January 27, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549-4631

Attention:	Mr. Jay Ingram, Legal Branch Chief
Division of Corporation Finance

Re:	Quaker Chemical Corporation
Registration Statement on Form S-3
File No. 333-163294

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Quaker Chemical Corporation, a Pennsylvania corporation (the “Company”), hereby requests that the Company’s Form S-3 Registration Statement (No. 333-163294) be declared effective on January 29, 2010, or as soon thereafter as possible.

In making this request for acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUAKER CHEMICAL CORPORATION

By:	/s/ D. Jeffry Benoliel
D. Jeffry Benoliel
Vice President – Global Strategy,
General Counsel and Corporate
Secretary